 Exhibit 99.2
IFRS USD Press Release

• Digital Differentiation and Large Deal Momentum Drive Industry-leading Growth in FY21
• Double-digit Revenue Growth Guidance of 12%-14% for FY22
• Share Buyback of 9,200 Crore ($1.23 bn) and Final Dividend of 6,400 Crore ($0.85 bn) Announced

Bengaluru, India – April 14, 2021: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered strong FY21 performance with 5.0% CC growth, and growth accelerating to 9.6% in Q4 – in the face of a turbulent economic environment. Large deal TCV for FY21 peaked to an all-time high of $14.1 billion with 66% being net new. Operating margin for the year expanded by 3.2% and Free Cash Flows increased by 38.5%. The Board has recommended capital return of 15,600 crore (app. $2.08 billion) including final dividend of 6,400 crore (app. $0.85 billion) and open market buyback of shares of 9,200 crore (app. $1.23 billion).

“I am very pleased with our performance this year and incredibly proud of our employees for the passion and commitment they displayed despite a very tough environment. We have crossed a milestone of 100,000 crore in revenue in FY21. Our intense focus on client relevance, growing our digital portfolio with differentiated capabilities like Infosys CobaltTM, and empowering employees have helped us emerge as a preferred ‘partner-of-choice’ for our global clients. Our record large deal wins stand testimony to the effectiveness of this approach”, said Salil Parekh, CEO and MD. “A strong momentum exiting FY21, alongside a focused strategy to accelerate client digital journeys, gives us confidence for a stronger FY22”, he added.

 Outlook for FY22:

•	Revenue growth guidance of 12%-14% in constant currency
•	Operating margin guidance of 22%-24%

In Q4, Infosys continued to expand its digital capabilities, especially with the Infosys CobaltTM cloud portfolio. The company announced a partnership with LivePerson for Conversational AI to help brands manage AI-powered conversations with consumers and employees. Powered by NVIDIA DGX A100 systems, the company also built its own applied AI cloud to provide employees simple and fast access to AI infrastructure, expanding their ability to drive AI-driven transformation for enterprises.

During the quarter, Infosys was also recognized as one of the World’s Most Ethical Companies in 2021 by Ethisphere Institute, US and was ranked #30 on WSJ’s 2021 list of 100 most sustainably managed companies in the world.

1.	FinancialKey highlights for the quarter and year ended March 31, 2021

For the quarter ended March 31, 2021

Revenues in CC terms grew by 9.6% YoY and 2.0% QoQ

Reported revenues at $3,613 million, growth of 13.0% YoY

Digital revenues at 51.5% of total revenues, YoY CC growth of 34.4%

Operating margin at 24.5%, increase of 3.4% YoY and decline of 0.9% QoQ

Basic EPS at $0.16, growth of 18.0% YoY

FCF at $799 million, YoY growth of 34.7%; FCF conversion at 114.6% of net profit

For the year ended March 31, 2021

Revenues in CC terms grew by 5.0% YoY

Reported revenues at $13,561 million, growth of 6.1% YoY

Digital revenues at 48.5% of total revenues, YoY CC growth of 29.4%

Operating margin at 24.5%, increase of 3.2% YoY

Basic EPS at $0.62, growth of 12.5% YoY

FCF at $2,973 million, YoY growth of 38.5%; FCF conversion at 113.3% of net profit

“Despite the disruptions, we continue to execute seamlessly with broad-based momentum across verticals. This has led to healthy volume growth and record utilization in a seasonally soft quarter”, said Pravin Rao, COO. While our employees continue to work from home through this health crisis, we remain focused on their wellness, including facilitating vaccination rollout for eligible employees. Attrition has picked up, largely reflecting a strong demand environment, but we remain confident of our employee engagement initiatives, vast talent pool and training capabilities to ensure seamless execution”, he added.

“FY21 was a landmark year with superior shareholder returns backed by robust operating metrics and strong growth across revenue, margins and free cash flows”, said Nilanjan Roy, CFO. “Executing on our capital allocation policy, the company proposes to increase the total dividend per share by 54% over previous year and Buyback of Equity shares of up to 9,200 crore”, he added.

2.	Capital Allocation

The Board in its meeting held today approved the following:

•	Buyback of Equity Shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) (app. $1.23 billion*) at a price not exceeding 1,750 per share (Maximum Buyback Price) (app. $23.3 per ADS*), subject to shareholders' approval in the ensuing AGM.
•	For FY 21, the Board has recommended a final dividend of 15 per share ($0.20 per ADS*). Together with the interim dividend of 12 per share already paid, the total dividend per share for FY 21 will amount to 27 (app. $0.36 per ADS*) which is a 54% increase over FY 20. With this, the company has announced total dividend of 11,500 crore (app. $1.53 billion*) for FY21.

*USD-INR rate of 75.00

3.	Client Wins & Testimonials

The trust clients repose in Infosys drives us to invest further in building stronger digital capabilities and to raise the bar in delivery excellence.

•	Sam Marnick, Executive Vice President and Chief Operating Officer, Spirit AeroSystems, said, “We look forward to partnering with Infosys on our efforts to further diversify our business and strategically position Spirit AeroSystems for the future. We appreciate the long-standing relationship we have with Infosys and the support they have brought to a number of strategic projects for Spirit.”
•	Alan Feeley, CIO of Siemens Gamesa, said, “Implementing a single S/4HANA system across all business units and regions is a core component of our company-wide strategy towards process efficiency, standardization and industrialization. These first go live steps across 7 countries, supporting all business types, have proven the value of the greenfield approach chosen, achieving a stable productive environment around Hybrid Azure cloud by Infosys. This single and global setup provides an almost Zero “change the standard” approach giving confidence towards sustainable cost management & upgrade proofing for the future. Infosys has demonstrated admirable ‘staying power’ and has delivered a solid product whilst fulfilling our expectations of being a partner in full.”
•	“We are pleased to continue to partner with Infosys BPM in standardizing and digitizing supply chain processes across our regions. Infosys BPM’s strong leadership commitment and clear understanding of our operations will enable significant productivity improvements, service levels improvements, and cost savings,” said Ryan Plourde, Group Executive – Supply Chain, Newmont Corporation.
~~•~~	Paolo Lomonaco, CFO, Chalhoub Group, said, “We are delighted to extend our strategic collaboration with Infosys to accelerate our digital transformation journey and enable a seamless transition to a new business model in the post-Covid normal. Infosys has been our partner of choice in providing a range of technology services for almost a year and has managed to efficiently transition during the unprecedented situation. We look forward to leveraging Infosys’ adroitness and a clear understanding of best in class retail technologies to scale digital commerce and drive operational efficiency.”

~~•~~	“We collaborated with Infosys to organize our first Mars AI virtual festival in December 2020, featuring top leaders from Mars, incorporated and globally renowned AI experts. With more than 8,000 associates and business stakeholders attending, spread across geographies, and spanning various business segments, we needed a platform that could not only support the scale of the event but also deliver a seamless, immersive, and engaging experience. And the Infosys Meridian platform delivered. Using the Infosys Meridian workplace ecosystem, we were able to drive interactions and collaboration amongst the global participants by orchestrating immersive interventions that included 26 kiosks, a speaker hangout area, a Twitter board, multiple games, a leaderboard, a digital caricature corner, and a live DJ. Over the five days of the event, we were able to execute an exciting agenda to create and sustain meaningful engagements with our global stakeholders.” - Miao Song, Global CIO, Mars Petcare

•	“Our partnership with Infosys has been invaluable, allowing us to innovate, strengthen our core operations, handle growing volumes and as customers focus on becoming increasingly digital, improve our services. The Infosys team supports our business transformation goals by helping us drive efficiencies and improve customer experience. Infosys demonstrated great support and flexibility throughout the pandemic, helping us keep our operations running and delivering with an unwavering customer-focus.” - Petteri Naulapää, CIO, Posti Group Oyj

4.	Recognitions

1.	Ranked #30 (from previous ranking of #94 in 2020) on WSJ’s 2021 List of 100 Most Sustainably Managed Companies in the World
2.	Recognized as one of the World’s Most Ethical Companies in 2021 by Ethisphere Institute, US
3.	Positioned as a leader in Gartner Magic Quadrant for Data and Analytics Service Providers
4.	Ranked as a leader in HFS Top 10: Hyperscaler Cloud Service Providers 2021
5.	Ranked as a leader in HFS Top 10: Digital Associates Services
6.	Positioned as a leader in NelsonHall NEAT on Salesforce Services 2020
7.	Ranked as a leader in NelsonHall NEAT in SAP Cloud Migration Services 2021
8.	Ranked as a leader in Constellation ShortList™ Microsoft End-to-End Service Providers
9.	Positioned as a leader in Constellation ShortList™ Blockchain Technology Services
10.	Positioned as a leader in Constellation ShortList™ Learning Marketplaces
11.	Ranked as a Leader in Everest - Software Product Engineering Services PEAK Matrix® Assessment 2021
12.	Infosys scored 95 out of 100 on the Human Rights Campaign Corporate Equality Index for LGBTQI+ Inclusion
13.	Rated by Sustainalytics as an ESG Industry Top Rated Company
14.	Awarded Top Employers Global 2021 certification in 20 countries across Europe, Middle East, Asia Pacific, and North America. With top ranking in 15 countries and #1 ranking in India, APAC, and Middle East Region, and among the top 2 employers in the United States and Australia.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	March 31, 2021	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3,380	2,465
Current investments	320	615
Trade receivables	2,639	2,443
Unbilled revenue	1,030	941
Other Current assets	938	748
Total current assets	8,307	7,212
Non-current assets
Property, plant and equipment and Right-of-use assets	2,519	2,361
Goodwill and other Intangible assets	1,115	950
Non-current investments	1,623	547
Unbilled revenue	81	–
Other non-current assets	1,180	1,190
Total non-current assets	6,518	5,048
Total assets	14,825	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables	362	377
Unearned revenue	554	395
Employee benefit obligations	276	242
Other current liabilities and provisions	2,072	1,743
Total current liabilities	3,264	2,757
Non-current liabilities
Lease liabilities	627	530
Other non-current liabilities	432	272
Total non-current liabilities	1,059	802
Total liabilities	4,323	3,559
Total equity attributable to equity holders of the company	10,442	8,646
Non-controlling interests	60	55
Total equity	10,502	8,701
Total liabilities and equity	14,825	12,260

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended March 31, 2021	3 months ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2020
Revenues	3,613	3,197	13,561	12,780
Cost of sales	2,357	2,133	8,828	8,552
Gross profit	1,256	1,064	4,733	4,228
Operating expenses:
Selling and marketing expenses	165	161	624	664
Administrative expenses	207	229	784	840
Total operating expenses	372	390	1,408	1,504
Operating profit	884	674	3,325	2,724
Other income, net (3)	68	78	271	371
Profit before income taxes	952	752	3,596	3,095
Income tax expense	255	160	973	757
Net profit (before minority interest)	697	592	2,623	2,338
Net profit (after minority interest)	697	590	2,613	2,331
Basic EPS ($)	0.16	0.14	0.62	0.55
Diluted EPS ($)	0.16	0.14	0.61	0.55

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and year ended March 31, 2021 which have been taken on record at the Board meeting held on April 14, 2021.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.